Exhibit 99.1

CRH Medical Receives TSX Approval for Renewal of Normal Course Issuer Bid

VANCOUVER, Nov. 5, 2018 /CNW/ - CRH Medical Corporation (the "Company") (TSX: CRH) (NYSE American: CRHM), announces that it has received approval from the Toronto Stock Exchange ("TSX") of its Notice of Intention to renew its existing Normal Course Issuer Bid (the "Bid").

Pursuant to the Bid, the Company may purchase for cancellation up to 7,044,410 of its common shares ("Common Shares"), or approximately 9.74% of the Common Shares outstanding as of the date of this announcement (representing 10% of the public float). As of October 31, 2018, there were 72,323,738 Common Shares of the Company issued and outstanding, and the public float consisted of 70,444,105 Common Shares.

The Bid is being adopted in addition to, and not as a substitute for, other investments in growth opportunities historically undertaken and contemplated by the Company. The Bid will be funded through the Company's internally generated cash flow from operations.

The purchases will be made by the Company through the facilities and in accordance with the rules of the TSX and Rule 10b-18 ("Rule 10b-18") under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the price which the Company will pay for any such Common Shares will be the market price at the time of acquisition. The Company will make no purchases of Common Shares other than open market purchases or other means approved by the TSX. Other than block purchases allowable under the TSX rules, purchases will be subject to a daily restriction of 46,958 Common Shares, being 25% of the average daily trading volume for the preceding six months. In addition, purchases of Common Shares through the facilities of the NYSE American stock exchange ("NYSE American") will be made in compliance with Rule 10b-18, which contains similar restrictions on the number of shares that may be repurchased based on the average daily trading volumes of the Common Shares on NYSE American, subject to certain exceptions for block purchases.

The actual number of Common Shares of the Company that are purchased for cancellation under the Bid, if any, and the timing of such purchases will be determined by the Company. The Board of Directors of the Company believes that the proposed purchases are in the best interests of the Company and are a desirable use of corporate funds.

The Company expects to renew its automatic purchase plan (the "Plan") under which its broker may purchase Common Shares according to a prearranged set of criteria. The Plan will enable the purchase of Common Shares at any time, including when the Company would not ordinarily be active in the market because of internal trading blackout periods, insider trading rules or otherwise. The purchases under the Plan will be made in accordance with Rule 10b5-1 under the Exchange Act ("Rule 10b5-1"). The Plan will terminate on the earliest of: the date on which the purchase limits specified in the Plan have been attained, the date on which the Bid terminates or the date on which the Plan is terminated by a party in accordance with its terms. To the knowledge of the Company, no director, senior officer or other insider of the Company currently intends to sell any Common Shares under the Bid. However, sales by such persons through the facilities of the TSX or NYSE American may occur if the personal circumstances of any such person changes or any such person makes a decision unrelated to these purchases under the Bid. The benefits to any such person whose shares are purchased would be the same as the benefits available to all other holders whose shares are purchased.

The Bid will commence on November 9, 2018, with first purchases under the Plan beginning November 19, 2018, and will terminate on the earlier of: (i) November 8, 2019, (ii) the date the Company completes its purchases pursuant to the notice of intention filed with the TSX, or (iii) the date of notice by the Company of termination of the Bid.

For its current normal course issuer bid that expires on November 8, 2018, the Company previously sought and received approval from the TSX to purchase up to a maximum of 7,120,185 Common Shares. Through facilities of the TSX and the NYSE American, the Company re-purchased and cancelled 2,238,700 of its Common Shares for a total cost of CAD $7,005,369.60. The volume weighted average purchase price paid for the shares was approximately CAD $3.13.

About CRH Medical Corporation:
CRH Medical Corporation is a North American company focused on providing gastroenterologists throughout the United States with innovative services and products for the treatment of gastrointestinal diseases. In 2014, CRH became a full-service gastroenterology anesthesia company that provides anesthesia services for patients undergoing endoscopic procedures in ambulatory surgical centers. To date, CRH has completed 19 anesthesia acquisitions. CRH now serves 45 ambulatory surgical centers in ten states and performs approximately 298,000 procedures annually. In addition, CRH owns the CRH O'Regan System, a single-use, disposable, hemorrhoid banding technology that is safe and highly effective in treating all grades of hemorrhoids. CRH distributes the O'Regan System, treatment protocols, operational and marketing expertise as a complete, turnkey package directly to gastroenterology practices, creating meaningful relationships with the gastroenterologists it serves. CRH's O'Regan System is currently used in all 48 lower US states.

Forward-Looking Statements:

Information included or incorporated by reference in this document may contain forward-looking statements. This information may involve known and unknown risks, uncertainties, and other factors which may cause our actual results, performance, or achievements to be materially different from the future results, performance, or achievements expressed or implied by any forward-looking statements. Forward-looking statements, which involve assumptions and describe our future plans, strategies, and expectations, are generally identifiable by use of the words "may," "will," "expect," "anticipate," "estimate," "arrange" or "believe," or the negative of these words or other variations on these words or comparable terminology. Certain risks underlying our assumptions are highlighted below; if risks materialize, or if assumptions prove otherwise to be untrue, our results will differ from those suggested by our forward-looking statements and our results and operations may be negatively affected. Forward-looking statements in this document include statements regarding the number of shares that may be purchased under the Bid, the price of such purchases, the facilities through which purchases may be made, compliance with Rule 10b-18 and Rule 10b5-1 for purchases in the United States, the commencement date of the Bid and first purchases under the Plan and the current intentions of the directors, senior officers or other insiders of the Company not to sell any Common Shares under the Bid. Actual events or results may differ materially from those discussed in forward-looking statements. There can be no assurance that the forward-looking statements currently contained in this report will in fact occur. The Company bases its forward-looking statements on information currently available to it and disclaims any intent or obligations to update or revise publicly any forward-looking statements, whether as a result of new information, estimates or options, future events or results or otherwise, unless required to do so by law.

Forward-looking information reflects current expectations of management regarding future events and operating performance as of the date of this document. Such information involves significant risks and uncertainties, should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in forward-looking information, including, without limitation: our ability to identify and complete corporate transactions on favorable terms or achieve anticipated synergies relating to any acquisitions or alliances; our ability to manage growth and achieve our expansion strategy; changes to payment rates or methods of third-party payors, including United States government healthcare programs, changes to the United States laws and regulations that regulate payments for medical services, the failure of payment rates to increase as our costs increase, or changes to our payor mix; decreases in our revenue and profit margin under our fee for service contracts and arrangements, where we bear the risk of changes in volume, payor mix, Radiology, Anesthesiology and Pathology benefits, and third-party reimbursement rates; Ambulatory Surgical Centers or other customers may terminate or choose not to renew their agreements with us; our need to raise additional capital to fund future operations; the effect of various restrictive covenants and events of default under the Credit Facilities; we may still be able to incur substantially more debt, which could further exacerbate the risks associated with increased leverage; significant price and volume fluctuation of our share prices; the risk that we may write-off intangible assets; the operating margins and profitability of our anesthesia segment could be adversely affected if we are unable to maintain or increase anesthesia procedure volumes at our existing Ambulatory Surgical Centers; we may not be able to successfully recruit and retain qualified anesthesiologists or other independent contractors; adverse events related to our product or our services may subject us to risks associated with product liability, medical malpractice or other legal claims, insurance claims, product recalls and other liabilities, which may adversely affect our operations; our industry's health and safety risks; Affordable Care Act reform in the United States may have an adverse effect on our business, financial condition, results of operations and cash flows and the trading price of our securities, financial condition, results of operations and cash flows and the trading price of our securities; failure to manage third-party service providers may adversely affect our ability to maintain the quality of service that we provide; income tax audits and changes in our effective income tax rate could affect our results of operations; our dependence on suppliers could have a material adverse effect on our business, financial condition and results of operations; unfavorable economic conditions could have an adverse effect on our business; we may be subject to a variety of regulatory investigations, claims, lawsuits, and other proceedings; if we are unable to adequately protect or enforce our intellectual property, our competitive position could be impaired; we may not be successful in marketing our products and services; our employees and third-party contractors may not appropriately record or document services that they provide; failure to timely or accurately bill for services could have a negative impact on our net revenue, bad debt expense and cash flow; we may be unable to enforce the non-competition and other restrictive covenants in our agreements; our senior management has been key to our growth, and we may be adversely affected if we lose any member of our senior management; our industry is already competitive and could become more competitive; if there is a change in federal or state laws, rules, regulations, or in interpretations of such federal or state laws, rules or regulations, we may be required to redeem our physician partners' ownership interests in anesthesia companies under the savings clause in our joint venture operating agreements; changes in the United States federal Anti-Kickback Statute and Stark Law and/or similar state laws, rules, and regulations could result in criminal offences and potential sanctions; our employees and business partners may not appropriately secure and protect confidential information in their possession; we are dependent on complex information systems; we may be subject to criminal or civil sanctions if we fail to comply with privacy regulations regarding the protection, use and disclosure of patient information; we have a legal responsibility to the minority owners of the entities through which we own our anesthesia services business, which may conflict with our interests and prevent us from acting solely in our own best interests; a significant number of our affiliated physicians could leave our affiliated Ambulatory Surgical Centers; if regulations or regulatory interpretations change, we may be obligated to renegotiate agreements of our anesthesiologists or other contractors; the continuing development of our products and provision of our services depends upon us maintaining strong relationships with physicians; we operate in an industry that is subject to extensive federal, state, and local regulation, and changes in law and regulatory interpretations; unfavorable changes or conditions could occur in the states where our operations are concentrated; government authorities or other parties may assert that our business practices violate antitrust laws; significant shareholders of the Company could influence our business operations, and sales of our shares by such significant shareholders could influence our share price; anti-takeover provisions could discourage a third party from making a takeover offer that could be beneficial to our shareholders; changes in the medical industry and the economy may affect the Company's business; our industry is the subject of numerous governmental investigations into marketing and other business practices which could result in the commencement of civil and/or criminal proceedings, substantial fines, penalties, and/or administrative remedies, divert the attention of our management, and have an adverse effect on our financial condition and results of operations; evolving regulation of corporate governance and public disclosure may result in additional expenses and continuing uncertainty; we may face exposure to adverse movements in foreign currency exchange rates.

For a complete discussion of the Company's business including the assumptions and risks set out above, see the Company's Annual Information Form, which is available on SEDAR at www.sedar.com, and Annual Report on Form 40-F, which is available on EDGAR at www.sec.gov.

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SOURCE CRH Medical Corporation

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%CIK: 0001461119

For further information: Kettina Cordero, Director of Investor Relations, CRH Medical Corporation, 800.660.2153 x1030, kcordero@crhmedcorp.com, http://investors.crhsystem.com/

CO: CRH Medical Corporation

CNW 17:00e 05-NOV-18